Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 19 May 2015	Registration Statement No. 333-198097

European Investment Bank
USD 3,000,000,000 1.125% Notes due 2018
Final Term Sheet
Issuer:	European Investment Bank
Ratings:[1]	AAA by Standard & Poor’s Ratings Services2 / Aaa by Moody’s Investors Service3 / AAA by Fitch Ratings[4]
Currency/Size:	USD 3,000,000,000
Settlement:	27 May 2015
Maturity:	15 August 2018
Interest Payment Dates:	15 February, 15 August
Coupon:	1.125% (semi-annual)
Reoffer:	99.736%
Yield:	1.209%
Benchmark:	UST 3yr 1.000% 15 May 2018
Spread:	+21.65 bps
Denominations:	USD 1,000
Leads:	BNP PARIBAS / BofA Merrill Lynch / J.P. Morgan
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.
You can access the prospectus for the registration statement at the following website:
http://www.sec.gov/Archives/edgar/data/33745/000095015714001273/formsba.htm
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling + 1-866-803-9204.

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a stable outlook.
3 Carrying a stable outlook.
4 Carrying a stable outlook.